THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

October 3, 2008

Edward M. Kelly, Esq., Senior Counsel

VIA EDGAR

Tracey L. McKoy, Staff Accountant

Melissa N. Rocha, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:

Eternal Image, Inc./FORM S-1/Pre-effective Amendment Number 2 (to Original Form SB-2)

Your File Number 333-148695

Original Filing Date – January 16, 2008

Dear Mr. Kelly and Mses. McKoy and Rocha:

On behalf of the above-named Registrant, in response to your letter dated September 5, 2008  (the “Comment Letter”), I hereby submit one marked-up (PDF) version of the above referenced Amendment (to simplify your review) redlined where there are changes from the original Registration Statement and one unmarked version of the subject Amendment (officially filed on EDGAR). Under separate cover, an officer of the Registrant will be sending you, by overnight delivery, two “courtesy” hard signed copies, one marked and the other unmarked

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition, to changes responsive to the comments, the financial statements have been updated up to and including June 30, 2008, the text has been updated to include the most recent events effecting the Registrant, there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text, and the dates and financial information in the text have been changed to correspond to the updated financial statements, where appropriate. Furthermore, the amendment contains disclosure related to the Registrant’s recent adoption of a stock option and the inclusion of additional exhibits, i.e. licensing agreements and debt instruments.

1. GENERAL-Due to the possibility of accidental mechanical and human error, no assurance can be made that all changes have been perfectly identified.  However, the Registrant has diligently and in good faith attempted to track and revision tag for EDGAR all changes from the previous amendment, except that the financial statements have been replaced in their entirety.  In addition, a PDF including this letter and both redline and public copy of the S-1A without exhibits is included with the EDGAR filing of this correspondence to assist in your review.

Mr. Kelly and Mses. McKoy and Rocha/Eternal Image, Inc.

October 3, 2008

2. OUR HISTORY- The last sentence of the first paragraph of Footnote 1 of the financial statements has been revised. Reference to Diamics has been removed and replaced with “Eternal Image, Inc.” This was the name of the Michigan “C” corporation.

3. OUR HISTORY- The last paragraph of the “History” section has been revised to disclose the consideration given to effect the reverse acquisition. Similarly, the financial statements in the “Basis of Presentation” section of Footnote 1 have been revised to comply with the disclosures required  by SFAS 141.

4. OUR HISTORY-The “Statement of Operations” in the financial statements have been revised to disclose “Goodwill Impairment” expense as an activity of a “Discontinued Operations” in accordance with FAS #142, paragraph #43. The Goodwill was recorded on the books and records of Eternal Image upon the reverse merger with the shell company.  The entire amount of the Goodwill was considered impaired because none of the prior business of  the shell was  included in our Company and the  Impairment Review deemed the Goodwill not to have any value to  future operations.

5. RISK FACTOR  (“There is no assurance of an established trading market…”)- The referenced risk factor has been revised to refer to FINRA rather than the NASD.

6. LICENSING AGREEMENTS- The term of the Building Q, LLC agreement as been added to the contract description..

7. LICENSING AGREEMENTS- The licensing agreements (in redacted form) have been filed as exhibits to this amendment.

8. SUPPLIERS- The major suppliers and the material that they supply have now been disclosed.

9. SIGNIFICANT EMPLOYEES- Mr. David DeAvila’s age has now been disclosed.

10. FINANCIAL STATEMENTS-BALANCE SHEET- The Balance Sheet and footnotes 1 and 2 have been revised to better describe our Fixed Assets to present a clearer picture of what our Fixed Assets are composed of and meet with the requirements of GAAP. The items capitalized represent heavy duty equipment used for the repetitive production of various logos and indicia for which we pay royalties for the use. These are then attached to both Caskets and Urns.  Supplementally, we have provided pictures of the finished products to aid in your understanding of our product and the intricate and sturdy product that is produced. Our conservative estimate is that the “Tooling and Molds” can be used in production for multiple years and we are of the opinion that they have a useful life to our company of 7 years.

11. FINANCIAL STATEMENTS-Note 4, Long Term Debt-  We believe that revision is not necessary. The transactions are supported by the stock schedule detail and the “Statement of Changes in Stockholders' Equity” in the financial statements.. The Notes in question were paid in full by the issuance stock to the lenders. The facts are as follows. In 2005, the Registrant entered into a simple 12 month promissory note with Woody Browne (the lender) for $100,000. The note was repaid in full by the issuance of 3,000,000 (pre “20 for one” split) shares of common stock, 1,320,000 shares on February 15, 2006, and 1,680,000 shares on April 27, 2006. On a post split basis, the shares issuances equaled 150,000 shares. Similarly in 2007, the Registrant entered into promissory notes with North Atlantic Resources, Limited (for $315,000) and Emerald Asset Advisors (for $150,000). The Notes were repaid in full by the issuance of a total of 467,662,088 (pre-split) shares. The shares issued to North Atlantic  were issued on July 27, 2007 (164,615,385), August 6, 2007 (147,083.333) and September 13, 2007 (82,153,846). The shares issued to Emerald Asset Advisors were issued on August 6, 2007 (73,809,524).

Mr. Kelly and Mses. McKoy and Rocha /Eternal Image, Inc.

October 3, 2008

12. FINANCIAL STATEMENTS- Public Relations and Marketing- Footnote 5 of the financial statements under “Public Relations and Marketing” has been revised, i.e.  “as paid” has been deleted and “as incurred” has been inserted.

13. FINANCIAL STATEMENTS- Note 7, Stockholders’ Equity-Common Stock Transactions- The share issuances of 39,331,130 (in 2006) and 37,482,500 (2007) found on the Statement of Changes In Stockholders' Equity (Deficit) in the financial statements give effect to the Registrant’s  January 15, 2008, 20 to one reverse split.

14. FINANCIAL STATEMENTS- Note 7, Stockholders’ Equity- Warrants- The footnote has been has been expanded. We have reviewed the Warrants and FAS #150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and believe that the classification as “Equity” is proper.

15. FINANCIAL STATEMENTS- Note 8, Income taxes- The disclosures in Footnote 8 to the financial statements have been expanded to include the adoption of FIN #48.

16. SALES- Under the MD& A Section –Results of Operations –“Sales”, the requested explanations regarding both production delays and the change in distribution strategy has now been included.

17.  UNITS SOLD- In the previous filing, under the MD& A Section- Results of Operations-“Units

Sold”, a table regarding the proceeds from notes and the sale of securities had been improperly and erroneously included; that table has been removed. Explanations regarding production delays and changes in distribution strategy have now been referred to in this section on “Units Sold”.

18.  LIQUIDITY AND CAPITAL RESOURCES - Under the MD& A Section – “Liquidity and Capital Resources”, the requested information about outstanding loans has been added.

19. SELLING SHAREHOLDERS- An explanation is now included of how each of the nine selling shareholders (other than North Atlantic Resources Ltd.) acquired the total of 86,150,00 shares of common stock that are being registered.

20. WHERE YOU CAN FIND ADDITIONAL INFORMATION- The reference to Form SB-2 has been replaced by reference to Form S-1.

21. and 22. Exhibit 5.1- This exhibit  has been revised to: (a) include the opinion that the shares are fully paid; and (2) include counsel’s consent to being named in the registration statement.

Please contact the undersigned should you have any questions or comments in connection with this filing.

Thank you for your anticipated prompt attention to this filing.

Very truly yours,

Enclosure

TEB:bc

cc:

Clint Mytch

James Parliament

Josh Pollack, CPA

Proposed
Major League Baseball
Casket Design
EI ETERNAL IMAGE